Filed pursuant to Rule 424(b)(3)

Registration No. 333-132975

Prospectus Supplement No. 1 dated July 28, 2006

To Prospectus dated June 23, 2006

VISTA GOLD CORP.

1,741,421 Common Shares

without par value

You should read this prospectus supplement together with our prospectus dated June 23, 2006, which is to be delivered with this prospectus supplement. This prospectus supplement provides updating information as to the completion of our issuance of 177,053 shares to a selling security holder as set forth in the prospectus. These shares were included in the total registered under the related Registration Statement on Form S-3.

INVESTING IN OUR COMMON SHARES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 2 OF THE PROSPECTUS TO READ ABOUT CERTAIN RISKS YOU SHOULD CONSIDER BEFORE BUYING OUR COMMON SHARES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is July 28, 2006.

As a result of the completion of our issuance of the foregoing 177,053 shares, the cover page of the initial prospectus, and the section of the initial prospectus entitled “Selling Security Holders” are modified as follows:

A. Cover Page

The initial paragraph on the cover page is revised in its entirety to read as follows:

All of the 1,741,421 Vista Gold common shares offered by this prospectus may be offered and sold, from time to time, by the selling security holders identified in this prospectus. These shares include 1,091,737 shares currently owned by selling security holders and 649,684 shares issuable upon exercise of warrants, all as described in this prospectus under “Selling Security Holders.” We will not receive any of the proceeds from the sale of shares by the selling security holders.

B. Selling Security Holders

The section in the prospectus entitled “Selling Security Holders” is revised in its entirety as follows:

SELLING SECURITY HOLDERS

The selling security holders identified in the following table are offering for sale a total of 1,741,421 common shares. These shares include 1,091,737 common shares currently owned by selling security holders and 649,684 shares issuable upon exercise of warrants. We issued the shares and warrants to the selling security holders in different transactions, as follows:

•	Private Placement Financing. In February 2006, we issued an aggregate 649,684 equity units, each consisting of one common share and one warrant, in a private placement financing.

•	Acquisition of F.W. Lewis, Inc. Properties. In December 2005 our subsidiary Victory Gold Inc. acquired all of the outstanding shares of F.W. Lewis, Inc., the assets of which include 55 mineral properties in Nevada and Colorado. The acquisition was made by exercise of a purchase option originally held by Century Gold LLC (“Century Gold”) of Spring Creek, Nevada. Century Gold assigned the option to us pursuant to an assignment and assumption agreement effective December 9, 2005. Under the terms of the assignment agreement, we paid cash to Century Gold (as set forth below) and issued to Century Gold 250,000 common shares of Vista Gold.

•	Letter of Intent for Bridge Credit Facility. We issued 15,000 common shares to Quest Capital Corp. as consideration for entry in December 2005 into a non-binding letter of intent in connection with a credit facility to be provided by Quest. In January 2006, we decided not to proceed with the credit facility.

•	Acquisition of Mt. Todd Gold Mine. Effective March 1, 2006, we entered into agreements with Ferrier Hodgson, the Deed Administrators for Pegasus Gold Australia Pty Ltd., the government of the Northern Territory of Australia and the Jawoyn Association Aboriginal Corporation (“JAAC”) and other parties named therein, subject to regulatory approvals, to purchase the Mt. Todd gold mine in the Northern Territory, Australia. As part of the agreements, we agreed to pay Pegasus approximately $743,000 and receive a transfer of the mineral leases and certain mine assets, and to pay the Northern Territory’s costs of management and operation of the Mt. Todd site. Additionally, Vista Gold Corp. issued its common shares with a value of Cdn. $1.0 million (amounting to 177,053 common shares) as consideration for the JAAC entering into the agreement and for rent for the use of the surface overlying the mineral leases until a decision is reached to begin production.

These issuances are discussed below.

Issuances in Private Placement Financing

On February 2, 2006, we completed a non-brokered private placement financing in which we issued 649,684 units, each consisting of one common share and one common share purchase warrant, at a price of $5.05 per unit, for an aggregate purchase price of $3,280,904. Each warrant will entitle the holder to acquire one common share at an exercise price of $6.00 for a period of two years from the date of issue. We agreed in connection with this transaction to register all shares issuable in the transaction including shares issuable upon exercise of warrants.

The transaction was priced as of January 12, 2006. The common share component of the unit represented substantially all of the unit value. On January 12, 2006, the closing price for our common shares on the American Stock Exchange was $5.05. Our net proceeds were approximately $3,222,545 after transaction-related costs. No finder’s fee or commission was payable in connection with the placement. The net proceeds are being used to supplement our working capital following our expenditure in December 2005 of $5.2 million as partial consideration for the acquisition of the outstanding shares of F.W. Lewis, Inc., as discussed below, and also for the acquisition of additional projects, if suitable opportunities arise, maintenance and evaluation of current projects and on-going administration costs.

Issuance in Connection with Acquisition of F. W. Lewis, Inc. Properties

On December 13, 2005, as previously reported, Vista Gold’s subsidiary Victory Gold Inc. acquired all of the outstanding shares of F.W. Lewis, Inc., the assets of which include 55 mineral properties in Nevada and Colorado. The acquisition was made by exercise of a purchase option originally held by Century Gold LLC. Century Gold assigned the option to our subsidiary pursuant to an assignment and assumption agreement. Under the terms of the assignment agreement, we paid Century Gold $150,000 in cash and also reimbursed it for the $250,000 it paid the owners of F.W. Lewis, Inc. toward the option exercise price of $5.1 million. In addition, subject to regulatory approval, we agreed to issue to Century Gold 250,000 common shares of Vista, which issuance has since been completed, and we agreed to register these shares. To complete the exercise of the option, we paid the owners of F.W. Lewis, Inc., the remaining $4.85 million of the outstanding purchase price. Century Gold retains a 100% interest in two properties and a 50% interest in two other properties. The 53 properties retained by Vista include a total of 9,280 acres of patented and 11,616 acres of unpatented mineral claims, the majority having gold, silver or copper discoveries or old mines located on the properties. F.W. Lewis, Inc. (now owned by our subsidiary Victory Gold) owns a production royalty interest in the Hycroft Mine. With this acquisition, we are no longer subject to payment of this royalty to an outside party.

Issuance in Connection with Entry into Non-Binding Letter of Intent for Credit Facility

On December 7, 2005, we entered into a non-binding letter of intent with Quest Capital Corp. pursuant to which Quest Capital agreed to provide a $2 million bridge credit facility to Vista. We issued 15,000 common shares to Quest Capital as consideration for their agreement to provide the credit facility and agreed to register these shares. In view of our recently completed private placement financing as described above, we have not entered into the contemplated credit agreement with Quest Capital.

Issuance in Connection with Acquisition of Mt. Todd Gold Mine

Effective March 1, 2006, Vista Gold Corp. and its subsidiary Vista Gold Australia Pty Ltd. entered into agreements with Ferrier Hodgson, the Deed Administrators for Pegasus Gold Australia Pty Ltd., the government of the Northern Territory of Australia and the Jawoyn Association Aboriginal Corporation (“JAAC”) and other parties named therein, subject to regulatory approvals, to purchase the Mt. Todd gold mine (also known as the Yimuyn Manjerr gold mine) in the Northern Territory, Australia. Under these agreements, Vista Gold Corp. is guarantor of the obligations of its subsidiary Vista Gold Australia Pty Ltd. (“Vista Australia” and with Vista Gold Corp., referred to as “Vista Gold” in summaries of agreement terms herein).

As part of the agreements, Vista Gold has agreed to pay Pegasus approximately $743,000 and receive a transfer of the mineral leases and certain mine assets; and pay the Northern Territory’s costs of management and operation of the Mt. Todd site up to a maximum of approximately $278,625 during the first year of the term (initial term is five years, subject to extensions), and assume site management and pay management and operation costs in following years. Additionally, Vista Gold Corp. issued its common shares with a value of Cdn. $1.0 million (amounting to 177,053 common shares) as consideration for the JAAC entering into the agreement and for rent for the use of the surface overlying the mineral leases until a decision is reached to begin production. Other agreement terms provide that Vista Gold will undertake a technical and economic review of the mine and possibly form one or more joint ventures with the JAAC. In late June 2006, the transactions contemplated under the agreements were completed and effective, and the funds held in escrow were released to the ultimate vendors and the shares were issued to the JAAC.

The selling security holders may offer their common shares for sale from time to time at market prices prevailing at the time of sale or at negotiated prices, and without payment of any underwriting discounts or commissions except for usual and customary selling commissions paid to brokers or dealers.

The following table sets forth, as of the date of this prospectus supplement, the number of shares being held of record or beneficially by the selling security holders that may be offered under this prospectus, all of which is based upon information currently available to us.

	Beneficial Ownership of Shares Prior to Offering (1)			Beneficial Ownership of Shares After Offering (2)
Name of Selling Security Holder	Number	Percent	Number of Shares Offered Hereby (3)	Number	Percent
First Trust Co. of Onaga, cust fbo Kenneth Jahre IRA	20,000	*	20,000	0	*

Danna Homburger	8,000	*	8,000	0	*

Emily Friedlander	4,800	*	4,800	0	*

Hans Homburger Trust (4)	91,400	*	91,400	0	*

Kenneth & Margorie Jahre JT	20,000	*	20,000	0	*

The Drazan and Shohan Family Trust Dated March 9, 2005 (5)	16,000	*	16,000	0	*

Linda Posner	12,000	*	12,000	0	*

Lisa Homburger Trust (4)	8,000	*	8,000	0	*

First Trust Co. of Onaga, cust fbo Louise Homburger IRA	210,308	*	210,308	0	*

Marcy Friedlander	4,800	*	4,800	0	*

ABN AMRO Bank N.V. London Branch (6)	594,060	2.1%	594,060	0	*

William L. Price	50,000	*	50,000	0	*

Joan A. Frost	10,000	*	10,000	0	*

William L. Price Charitable Foundation (7)	10,000	*	10,000	0	*

The Thunen Family Trust Dtd 10/4/05 Garret G. Thunen & Carol Thunen TTEES	80,000	*	80,000	0	*

ALB Private Investments, LLC (8)	80,000	*	80,000	0	*

	Beneficial Ownership of Shares Prior to Offering (1)			Beneficial Ownership of Shares After Offering (2)
Name of Selling Security Holder	Number	Percent	Number of Shares Offered Hereby (3)	Number	Percent
Anthony B. Low-Beer c/o Scarsdale Equities	40,000	*	40,000	0	*

Phylis M. Esposito	40,000	*	40,000	0	*

Century Gold LLC (9)	250,000	*	250,000	0	*

Quest Capital Corp. (10)	231,881	*	15,000	216,881	*

Jawoyn Association Aboriginal Corporation (11)	177,053	*	177,053	0	*

TOTAL	1,958,302	6.9%	1,741,421	216,881	*

*	Represents less than 1% of the outstanding common shares.
(1)	Applicable percentage of ownership is based on 27,507,030 common shares outstanding as of July 21, 2006, plus any securities held by such holder exercisable for or convertible into common shares within sixty (60) days after the date of this prospectus, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.
(2)	Because the selling security holders may sell all, some or none of their shares or may acquire or dispose of other common shares, we cannot estimate the aggregate number of shares which will be sold in this offering or the number or percentage of common shares that each selling security holder will own upon completion of this offering. See Note (3) below concerning assumptions made, for purposes of this table, as to shares to be sold in this offering.
(3)	Represents the total number of (i) common shares issued to the selling security holder in the private placement transaction and (ii) shares issuable to the holder upon exercise of warrants acquired in the private placement transaction; assumes in all cases that all shares in (i) and (ii) are sold pursuant to this offering and that no other common shares are acquired or disposed of by the selling security holders prior to the termination of this offering.
(4)	Hans Homburger has investment control and voting control over the above securities.
(5)	Anthony Drazan has investment control and voting control over the above securities.
(6)	Kathy Fernandes, Company Secretary, has investment control and voting control over the above securities. ABN AMRO Bank N.V. London Branch, which is not a broker-dealer registered under the Securities Exchange Act of 1934, may be considered an affiliate of ABN AMRO Incorporated and of LaSalle Financial Services, Inc., both of which are registered broker-dealers and subsidiaries of ABN AMRO Bank N.V., by virtue of being under common control with such broker-dealers since the ABN AMRO Bank N.V. London Branch is also controlled by ABN AMRO Bank N.V. This selling security holder purchased the securities being registered on its behalf in the ordinary course of business, and at the time of the purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any party to distribute the securities.
(7)	William Price and Joan Frost have investment control and voting control over the above securities.
(8)	Anthony Low-Beer has investment control and voting control over the above securities.
(9)	Donald Decker and Suzanne Decker have investment control and voting control over the above securities.
(10)	Includes 216,881 immediately exercisable warrants held by subsidiary Quest Securities Corporation. Brian Bayley has investment control and voting control over the above securities. Quest Capital Corp., which is not a broker-dealer registered under the Securities Exchange Act of 1934, may be considered an affiliate of Global Resource Investments Ltd., a registered broker-dealer, which is owned by entities controlled by Mr. A. R. Rule. Mr. Rule and affiliated entities also beneficially own approximately 10% of the outstanding common shares of Quest Capital Corp. This selling security holder purchased the securities being registered on its behalf in the ordinary course of business, and at the time of the purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any party to distribute the securities.
(11)	Wes Miller, Executive Director of the Corporation, has investment control and voting control over the above securities.